Filed by SBC Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: AT&T Corp.

Commission File No.: 1-01105

FACT SHEET

Benefits to Business Customers

Large companies want more sophisticated telecom systems, customized and managed to their specifications. The combination of SBC and AT&T will allow the combined company to compete more effectively in this space. The combined company will have greater financial, technical and marketing resources to deliver customer-based solution sets and will accelerate the introduction of the enterprise product set to small- and mid-sized businesses.

Enhanced Global Competition

Together, SBC and AT&T will be better-positioned for success and leadership within a rapidly changing industry, setting the standard for transition from legacy technologies to advanced, next-generation IP networks and services.

The new company will have the capacity to provide services with the high levels of reliability and customer service that have long been the hallmark of both companies.

Best-in-Class Network

Together, SBC and AT&T will provide large companies with sophisticated national and global telecom systems — customized and managed to their specifications. By combining complementary robust, high-quality network assets both in the United States and around the globe, the combined company can:

•	Drive network efficiencies in transport and access by combining traffic on one integrated network.

•	Increase density of facilities both in and out of region, which offers shorter on-ramps and better service for voice, data, Internet access and dedicated IP services.

Best-in-Class Expertise

SBC and AT&T share a legacy of innovation, integrity and reliability. This combination ensures that companies’ skills, expertise, highly trained employees and network assets benefit government and commercial customers. The combined company will have the resources and skill sets to innovate and more quickly deliver to customers the next generation of advanced, integrated IP-based communications services.

NOTE: In connection with the proposed transaction, SBC intends to file a registration statement, including a proxy statement of AT&T Corp., and other materials with the Securities and Exchange Commission (the “SEC”). Investors are urged to read the registration statement and other materials when they are available because they contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, when they become available, as well as other filings containing information about SBC and AT&T Corp., without charge, at the SEC’s Internet site (http://www.sec.gov). These documents may also be obtained for free from SBC by directing a request to SBC Communications Inc., Stockholder Services, 175 E. Houston, San Antonio, Texas 78258. Free copies of AT&T Corp.’s filings may be obtained by directing a request to AT&T Corp., Investor Relations, One AT&T Way, Bedminster, New Jersey 07921.

SBC, AT&T Corp. and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from AT&T shareholders in respect of the proposed transaction. Information regarding SBC’s directors and executive officers is available in SBC’s proxy statement for its 2004 annual meeting of stockholders, dated March 11, 2004, and information regarding AT&T Corp.’s directors and executive officers is available in AT&T Corp.’s proxy statement for its 2004 annual meeting of shareholders, dated March 25, 2004. Additional information regarding the interests of such potential participants will be included in the registration and proxy statement and the other relevant documents filed with the SEC when they become available.

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Information set forth in this document contains financial estimates and other forward-looking statements that are subject to risks and uncertainties, and actual results might differ materially Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving SBC and AT&T Corporation, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of SBC’s and AT&T’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of AT&T shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in SBC’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site http://www.sec.gov. SBC disclaims any obligation to update and revise statements contained in this presentation based on new information or otherwise.

This document may contain certain non-GAAP financial measures. Reconciliations between the non-GAAP financial measures and the GAAP financial measures are available on SBC’s Web site at www.sbc.com/investor_relations.